

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2014

Via E-mail
John B. Richards
Chief Executive Officer
The Joint Corp.
16767 N. Perimeter Drive, Suite 240
Scottsdale, AZ 85260

> **Re: The Joint Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted on July 11, 2014**
> **CIK No. 0001612630**

Dear Mr. Richards:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the filing when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please revise footnote (1) to the cover page table to reference the representative's warrants.

4.   Please revise your prospectus to clearly state that "system-wide revenues" refers to the aggregate revenues of your franchisees and that you only receive a percentage of the franchisees' revenues. Consider replacing the phrase "system-wide revenues" with "revenues of our franchisees" or another similar phrase to avoid the implication that total sales by your network of clinics are equivalent to your revenue. You should clearly state that you only receive a royalty fee of 7.0% of the gross revenues from clinics you franchised and 4.0% of gross revenues from clinics regional developers franchised.

Facing Page

5.   You have indicated that you are an "accelerated filer," but it appears that you are a non-accelerated filer. Please revise or advise.

About This Prospectus, page 1

6.   The prospectus summary should immediately follow the inside cover page. Please move the disclaimers and explanations on page 1 to a place after your Risk Factors section.

Industry and Market Data and Forecasts, page 1

7.   Please provide us with the relevant portions of each industry research report you cite, such as from the First Research, Chiropractic Economics, Centers for Medicare and Medicaid Services, IBIS World, and Chiropractic Care reports. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or your predecessors or for this offering.

8.   You state that there can be no assurances as to the accuracy or completeness of the industry and market data included in the prospectus and that you have not independently verified any third-party information. Please revise your disclosure to remove these statements as it is not appropriate to directly or indirectly disclaim liability for information in the registration statement.

Prospectus Summary

Our Company, page 2

9.   Please identify the bases on which you have concluded that you are the largest franchisor of chiropractic clinics that operate on a non-insurance, cashed-based model in the United

States. Please provide qualitative or quantitative support for this statement and consider whether comparisons with your leading competitors would help investors evaluate your claims of leadership. To the extent you compare unfavorably to your competitors in any material respect, please identify and disclose such deficiencies.

10.   We note that your claim of leadership is within "chiropractic clinics that operate on a non-insurance, cash-based model in the United States." Please balance the description of your market to discuss the overall chiropractic care market in the United States, including those clinics that accept insurance and forms of payment other than cash.

11.   We note your discussion of patient visits per clinic. Please tell us, with a view toward revised disclosure, whether this metric reflects the total number of appointments or individual patients.

12.   Please balance the disclosure in the summary by disclosing the company's losses in recent periods and the percentage of revenue you generate from the franchisees' total revenue.

Our Competitive Strengths

Retail, consumer-driven approach, page 5

13.   It appears that the disclosure under this strength is focused on the strategies you intend to employ in the future. Please focus on your actual accomplishments and existing competitive conditions in describing competitive strengths.

Our Growth Strategy

Development of company-owned clinics, page 7

14.   Please expand to summarize the steps you plan to take to pursue your strategy of opening company-owned clinics and explain your anticipated timing for the implementation of your plans. Briefly summarize the cost estimates and financing plans associated with this strategy. Provide a more detailed discussion of these matters in the Business or Management's Discussion and Analysis sections of the prospectus, which you should cross-reference.

Acquiring existing franchises, page 7

15.   Please tell us, with a view toward revised disclosure, whether you have any present agreement or plan concerning any specific acquisition or similar transaction. Please be more specific in explaining the steps you have taken to identify the existing clinics that you believe are available for purchase and clarify the steps that have been taken and remain to be taken to effect any acquisitions.

The Offering, page 10

16.   We note that you plan to effect a stock dividend prior to the commencement of the
       offering. Please tell us, with a view toward revised disclosure, what the purpose of the
       stock dividend is, what the dividend ratio will be and whether, prior to distributing the
       preliminary prospectus to investors, the share amounts throughout the filing will be
       retroactively restated to give effect to the stock dividend in a manner that makes the share
       amounts throughout the filing readily comparable.

Summary Financial Data, page 12

17.   We note that the introduction to your summary financial data includes references to pro
       forma combined financial statements, but it does not appear you have included any pro
       forma financial data. Please revise or advise.

18.   With regard to your presentation of the non-GAAP measure EBITDA, please revise to
       include a reconciliation to the most directly comparable financial measure calculated and
       presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Risk Factors

Risks Related to Our Business

"We depend on the success of our franchisees. . .," page 17

19.   This risk factor combines at least three separate risks under one heading. Each risk
       should be presented under a separate risk factor heading with corresponding discussion
       that clearly identifies the risks and uncertainties to investors. We note, for example, that
       the discussion of your lack of control over regional developers and independent operators
       should be distinct from the discussion of potential termination or non-renewal of
       franchise agreements. Please refer to the risk factor guidance in the updated Staff Legal
       Bulletin No. 7 regarding plain English, available on our website at
       http://www.sec.gov/interps/legal/cfslb7a.htm.

20.   We refer you to the recent decision by the U.S. National Labor Relations Board that
       McDonald's could be held jointly liable for labor and wage violations by its franchise
       operations. Please tell us, with a view toward revised disclosure, the potential impact the
       McDonald's decision has on your business, particularly with regard to liability for labor
       violations. While we note your statement that franchisees' employees are not your
       employees, it appears that you may face liability as a result of your franchisees'
       relationships with their employees even if you do not directly employ them.

Risks Related to this Offering

"Future sales of our common stock. . .," page 24

21.   Please address the warrants being issued to the representative as compensation for this offering in this risk factor.

Cautionary Note Regarding Forward-Looking Statements, page 27

22.   Please remove the references to Section 27A of the Securities Act and Section 21E of the Exchange Act. The statutory safe harbor for forward-looking statements provided by these sections does not apply to statements made in connection with an initial public offering. See Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D).

Use of Proceeds, page 28

23.   We note that you identify a number of uses for the proceeds of this offering. Please revise to provide a detailed quantification of your anticipated use of proceeds for each of the identified uses. In your response letter, tell us whether your business plan provides for the acquisition of franchises or the re-acquisition of regional developer licenses and the amounts, if any, budgeted for those purposes.

Dilution, page 30

24.   It appears that the total consideration paid by existing stockholders is not consistent with the disclosure in the financial statements. On page F-6, the Consolidated Statements of Changes in Stockholders' Deficit indicates that approximately $1.6 million was paid for the outstanding shares, but the table on page 30 indicates that the consideration was $10 million. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

General

25.   Please tell us and revise to disclose the key performance indicators of your business, including financial measures and/or non-financial metrics. Your disclosure should include any measures that you use to manage your business or evaluate your operating performance, such as the number of clinics, patient visits and same store sales growth which you disclose elsewhere in the filing. Refer to Section III.B.1 of SEC Release 33-8350.

26. We note your disclosure on page 48 indicating that "the development timeline for franchised clinics is generally between 9 and 12 months." However, we were unable to locate disclosure of the timeline for clinics opened under regional development agreements. In light of the significance of current and non-current deferred revenue, please revise to disclose the expected franchise development timeline for both company-generated franchises and regionally developed franchises. Also, tell us what consideration was given to disclosing here or under results of operations, the number of clinics that are under development and expected to be opened in future periods. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

Overview, page 32

27. Please revise this section to provide a more meaningful discussion of known trends and uncertainties that may have a material impact on your financial results in the short and medium term, including any economic or industry-wide factors relevant to your company. Furthermore, please discuss any material opportunities, challenges and risks you may face in the short and long term as you seek to open company-owned franchises and expand in new geographies.

Liquidity and Capital Resources

Cash Flows

Cash Flow for Fiscal Year 2013 Compared to Fiscal Year 2012, page 36

28. We note that your discussion of cash provided by operating activities does not identify each of the significant factors impacting your cash flows or the underlying explanations for such factors. For example, the significant increases in deferred revenue and deferred franchise costs in 2012, as compared to 2013, are not identified as contributing factors or explained. Please revise accordingly. Refer to Section IV.B of SEC Release 33-8350.

Critical Accounting Policies and Estimates, page 38

29. Please tell us and revise to disclose the specific accounting policies and estimates that you consider critical to your results of operations and financial condition. This section should include the accounting policies and estimates applied to uncertain matters entailing a high level of subjectivity and judgment and the susceptibility of such matters to change. Refer to Section V. of SEC Release 33-8350. For further information see SEC Release 33-8098.

30. With regard to stock options, restricted stock, and other share-based awards, please revise to disclose:

- The methods that were used to determine the fair value of your common stock and the nature of the material assumptions involved;

- The extent to which the estimates are considered highly complex and subjective; and

- The estimates necessary to determine the fair value of new awards once the underlying shares begin trading.

31.   For any stock options or other share-based awards granted subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements in future periods. In this regard, we note from the disclosure on page F-13 that you issued additional stock options subsequent to March 31, 2014.

Business, page 39

General

32.   We note your discussion of the seasonality of your business on page 37. To the extent material, please include a discussion of the seasonality of your business. See Item 101(c)(1)(v) of Regulation S-K.

Our Company, page 39

33.   Please clearly state that you do not directly own or operate any clinics.

34.   Please clearly state that the 250 additional clinics are still in the various stages of development. Also, of the 250 additional clinics, disclose the number of franchises that were awarded directly by you and those that were franchised through your regional developer program.

35.   You have included graphs for sales and patient visits for clinics opened in 2011 and 2012, but have not provided similar information for clinics opened in 2013. Please revise to provide similar information for clinics opened in 2013, or advise.

36.   Please expand your disclosure of franchises and franchise agreements to discuss how franchisees are identified. Also discuss franchisees' relationships with chiropractors. Include a discussion of the management service agreements entered into with the professional corporations managed by chiropractors and discuss whether any chiropractors are employed by the franchisees.

37.   Please expand your discussion of the regional developer program to describe how regional developers are identified and recruited into your program, as well as a

description of material rights and obligations of the company and the regional developers under typical license agreements. Also discuss the terms under which you are able to repurchase regional development licenses.

38. We note that the stated number of franchise owners and regional developers differs from the data provided elsewhere in the prospectus. Please revise to correct these discrepancies.

Our Competitive Strengths, page 45

39. Please provide us with quantitative data regarding patient usage, how patient usage compares to your competitors, and your analysis for concluding that your "pricing and service offering structure helps [you] to generate a higher usage."

40. Please disclose the bases for selecting the franchises listed on page 47. Explain how they are representative or are not generally representative of your franchises.

Regulatory Environment, page 50

41. Please expand your discussion of the regulations relating to franchising to include a description of the type of information state regulators require to be included in the franchise disclosure document. Discuss whether the time and cost associated with registering your disclosure document in each state that requires registration impacts your ability to offer and sell franchises in such states, and whether to date any such applications have been filed or approved. Also consider whether additional risk factor disclosure is necessary.

42. Based on the maps on pages 41 and 49, there are a number of states that do not have clinics. Please tell us, with a view toward revised disclosure, whether there are any regulatory barriers that prevent or prohibit entry into some or all of those locations.

Legal Proceedings, page 52

43. We note your discussion on page 22 of a malpractice claim. Please explain why you have not included a discussion of this malpractice claim in the Legal Proceedings section. Refer to Item 103 of Regulation S-K.

Management, page 53

44. Please provide a chronologically complete description of the business experience for each of your directors, officers and director nominees during the past five years. We note, for example, that Mr. Orwasher's business experience from 2012 through 2014 is unclear and the time periods Ms. Hall served at each of her prior positions is unclear.

Director Independence, page 55

45.   You identify Messrs. Craig and Steven Colmar as independent directors. Please provide us with your analysis as to how they qualify as an independent directors under NASDAQ Marketplace Rule 5605(a)(2). In this regard, we note that Mr. Craig Colmar serves as the company's counsel in this offering and his law firm received fees from the company in 2012 and 2013.

Board Committees

Audit Committee, page 55

46.   You state that Mr. Craig P. Colmar will initially qualify as your "audit committee financial expert." Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Certain Relationships and Related Person Transactions

Transactions Involving Certain Officers, Directors and Stockholders, page 62

47.   Please revise to include a materially complete description of the arrangement with Business Ventures Corp., including a discussion of the services provided by Business Ventures Corp. Also, file your agreement with Business Ventures Corp. as an exhibit or advise why this is not required. Refer to Item 601(b)(10) of Regulation S-K. If the agreement is not in writing, please file as an exhibit a written description of the agreement. For guidance, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

48.   Please tell us, with a view toward revised disclosure, whether the consulting arrangements you have with Messrs. Richards and Leonesio will continue after the offering. Clarify whether the company paid the $90,000 consulting fee to Mr. Leonesio during his employment with the company as its chief executive officer. If so, add a footnote to the summary compensation table to reference the $90,000 consulting fees and include a cross-reference to the discussion of the consulting agreement under Certain Relationships and Related Person Transactions. File the consulting agreements as an exhibit or advise why this is not required. Refer to Item 601(b)(10) of Regulation S-K. If the agreements are not in writing, please file as an exhibit a written description of the agreements.

Stock Market Listing, page 68

49.   We note your statement that no assurances can be given that listing on the NASDAQ Global Market will be approved. Please tell us, with a view toward revised disclosure, whether approval by NASDAQ will be a condition to closing or whether you will seek to

list your common stock on another exchange. Consider whether risk factor disclosure is necessary.

Underwriting, page 72

50.   On page 72, you disclose that your underwriters may release all or any portion of the shares subject to the lock-up agreements at any time, without notice. Please clarify how this statement is consistent with FINRA Rule 5131's requirement that the lead book-running manager must notify both the issuer and announce the impending release of the lock-up restrictions through a major news source.

Representative's Warrant, page 73

51.   Please expand your disclosure to describe the manner in which the number of warrants to be earned by the underwriter will be determined.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Concentrations of Credit Risk, page F-9

52.   We note your disclosure indicating that as of December 31, 2013 and 2012, one customer and two customers, respectively, represented 15% and 54% of outstanding accounts receivable. Please tell us whether any customer accounted for 10% or more of your revenue for any of the periods presented and if so, disclose the percentage of revenue attributed to the customer(s). Refer to ASC 280-10-50-42. Also consider whether additional disclosure is required in the Business section. See Item 101(c)(1)(v) of Regulation S-K.

Revenue Recognition, page F-11

53.   With regard to initial franchise fee and regional developer fee agreements, please describe in further detail, the significant terms and conditions of these agreements including, but not limited to, any guarantees or other forms of financial assistance, refund provisions or options to repurchase franchises.

Regional Developer Fees, page F-11

54. We note that you recognize regional developer fees as revenue when you have performed substantially all initial services and this generally occurs as clinics are opened. We further note that any clinics opened by the regional developer over the contracted minimum require no additional fees. Please tell us how you allocate consideration under these agreements to clinics opened and what consideration was given to ASC 952-605-25-5 and 6. As part of your response, tell us whether costs relating to the initial services you provide are affected significantly by the number of clinics opened in an area and if so, describe your process for estimating the number of clinics expected to be opened within an area.

Royalties, page F-11

55. We note that royalties are recognized as revenue when earned. Please describe in further detail your accounting for royalties, including your assessment of collectability, and tell us the typical payment terms and reporting frequency.

Note 2. Notes Receivable, page F-13

56. In your response letter, please identify the stockholder / director who has an outstanding promissory note owed to the company and tell us whether he is a current director. We note that upon the public filing of your registration statement, you will be an "issuer" that is subject to Section 13(k) of the Exchange Act.

Note 5. Income Taxes, page F-15

57. With regard to your current and non-current deferred tax assets, please provide us with an analysis of how you determined that such assets are expected to be fully realized. As part of your response, explain how you reached a conclusion that a valuation allowance is not needed in light of the cumulative losses in the periods presented. Refer to ASC 740-10-30-16 through 25.

58. We note that you have included unrecognized tax expense in your provision for income tax expense, and the impact of such expense is included in your effective tax rate reconciliation. Please explain the nature of the unrecognized tax expense and why this expense is included in your provision for income tax expense and the effective tax rate reconciliation. With regard to the 18% impact on your effective tax rate in 2013, tell us whether there are individual components within this line item which had a five percent or greater impact on your effective tax rate and if so, revise to disclose such items separately. Refer to Rule 4-08(h) of Regulation S-X.

Note 8. Equity, page F-17

59.   We note your disclosure that the estimated fair market value of the 318,850 shares of
        restricted stock issued on January 1, 2014 was $2.13 per share and that approximately
        $679,000 of stock compensation expense will be recognized ratably as the shares vest.
        However, we also note your disclosure indicating that "there is $151,157 of unrecognized
        compensation cost related to non-vested, share-based compensation arrangements granted
        under the Plan, which is expected to be recognized ratably over the next 3.75 years."
        Please reconcile these disclosures and revise as necessary.

Treasury Stock, page F-20

60.   We note your disclosure that in December 2013, you issued a stock option for 300,000
        shares of common stock with exercise prices ranging from $1.00 to $4.37 and the market
        value of the underlying common stock was $2.13 per share. We further note from
        disclosure on page F-12 that diluted earnings per share for the year ended December 31,
        2013 were the same as basic because you did not issue any dilutive instruments during
        the period. Please tell us what consideration was given to including the 300,000 stock
        options in diluted earnings per share for the year ended December 31, 2013. Refer to
        ASC 260-10-45.

Part II – Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

61.   Note 8 to the financial statements indicates that as of March 31, 2014, there were 316,407
        shares of restricted stock issued and outstanding. Your disclosure here appears to
        indicate that 428,500 shares of restricted shares were outstanding as of January 1, 2014.
        Please advise regarding this discrepancy.

Item 16. Exhibits and Financial Statement Schedules, page II-3

62.   Please file all exhibits as soon as possible. We will review these documents and may
        have additional comments. In particular, file the certificate of designations, preferences
        and rights of your Series A Preferred Stock. Also file the consent of director nominee,
        William R. Fields, as required by Rule 438 of Regulation C under the Securities Act.
        Tell us what consideration you have given to filing the Stockholders' Agreement, dated
        March 10, 2010. See Item 601(B)(10) of Regulation S-K.

63. We note that you have filed a form of the indemnification agreement rather than the individual agreements. In accordance with Instruction 2 of the Instructions to Item 601 of Regulation S-K, please file a schedule with the exhibit identifying the documents omitted and setting forth the material details in which such documents differ from the filed document.

64. With your next amendment please refile complete and fully executed versions of Exhibit 10.6, 10.9, 10.10, 10.11 and 10.12.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579 or, in her absence, me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Craig P. Colmar, Esq.
        Johnson and Colmar